Exhibit 99.1

36Kr Holdings Inc. Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, August 31, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the second quarter 2020 ended June 30, 2020.

Second Quarter 2020 Operational and Financial Highlights

•                  Average monthly page views (“PV”) for the twelve-month period ended June 30, 2020 increased by 43.6% to 499.2 million, from 347.7 million for the twelve-month period ended June 30, 2019.

•                  Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB79.5 million (US$11.3 million), compared to RMB183.5 million in the same period of 2019.

First Six Months 2020 Operational and Financial Highlights

•                  Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB174.9 million (US$24.8 million), compared to RMB313.5 million in the same period of 2019.

Impact of COVID-19

The COVID-19 continued to have a severe and negative impact on our operations in the second quarter of 2020. While our service operations have been gradually recovering since April, our total revenue still decreased in the second quarter of 2020, as compared to the same period of 2019.

Selected Operating Data

	For the Six Months Ended June 30,
	2019	2020
Online advertising services
Number of online advertising services end customers	210	223
Average revenue per online advertising services end customer (RMB’000)[1]	378.5	234.9

Enterprise value-added services
Number of enterprise value-added services end customers	131	116
Average revenue per enterprise value-added services end customer (RMB’000)[2]	771.5	736.6

Subscription services
Number of individual subscribers	9,177	3,706
Average revenue per individual subscriber (RMB)[3]	1,306.0	409.6

Number of institutional investor subscribers	114	64
Average revenue per institutional investor subscriber (RMB’000)[4]	71.6	35.3

Number of enterprise subscribers	33	392
Average revenue per enterprise subscriber (RMB’000)[5]	35.7	0.7

1                   Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

2                   Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

3                   Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “In the second quarter, in light of the enduring adverse impact of the COVID-19 to the macro-economy, we have been actively adjusting our business operations to adapt to the new normal and seeking new opportunities. Content production and distribution capabilities remain as our key strengths and continue to generate strong traffic on our platform, with an average monthly PV of 499.2 million for the twelve-month period ended June 30, 2020, up 43.6% year-over-year. Notably, although the traffic of our livestreaming and newly offered short-video content was not included in the PV metric, these new content categories have drawn considerable attention. As short-form video and livestreaming attract surging popularity, we are pivoting our efforts toward these new media forms in our content production to accommodate the audience’s evolving preference. With massive and diverse high-quality content from both inhouse and third-party providers, we are consolidating our leadership as an influential New Economy-focused content platform.

“We have taken creative approaches such as livestreaming marketing events to enhance commercial opportunities for New Economy participants, helping them get more exposures, realize efficient client acquisition, and establish collaborative business connections under current market conditions. It is worth mentioning that our service solutions, such as online marketing and virtual roadshows, have also been well accepted by local governments. We will continue to expand and deepen our collaboration with clients across all types of New Economy participants in a broader range of industries. Facing the new normal brought by the COVID-19, we will leverage our brand influence, network resources, service experience, and content capabilities, to actively explore and identify clients’ evolving demands, and address their needs with our efficient solutions. We remain dedicated to serving New Economy participants, helping them recover and thrive in the new market environment, while delivering long-term value to our shareholders,” Mr. Feng concluded.

Ms. Jihong Liang, director, and chief financial officer of 36Kr, stated, “Compared with the same period of last year, our soft topline performance in the second quarter of 2020 reflects the lingering and profound impact from the COVID-19 pandemic, as clients delayed their marketing programs and promotional activities due to market uncertainties. Under the challenging macroeconomic conditions, we deployed a more stringent cash management policy such as requiring prepayment for certain projects and a strict selection of high-quality clients to maintain healthy cash flows. On the other hand, we have made prudent investments in technologies to further optimize user experience and prepare for the changing market environment, which is crucial to our future growth. Despite the difficulties, it is encouraging that in the second quarter of 2020, we achieved positive operating cash flow for the first time, demonstrating our solid operation and sustainable business. We remain optimistic for a brighter prospect of the New Economy and are determined to grow along with this promising community.”

Second Quarter 2020 Financial Results

Total revenues were RMB76.7 million (US$10.9 million) in the second quarter of 2020, compared to RMB118.1 million in the same period of 2019.

•                  Online advertising services revenues decreased by 29.9% to RMB31.3 million (US$4.4 million) in the second quarter of 2020, from RMB44.7 million in the same period of 2019.

4                   Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

5                   Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

•                  Enterprise value-added services revenues decreased by 28.6% to RMB42.6 million (US$6.0 million) in the second quarter of 2020, from RMB59.7 million in the same period of 2019.

•                  Subscription services revenues were RMB2.7 million (US$0.4 million) in the second quarter of 2020, compared to RMB13.7 million in the same period of 2019.

Cost of revenues was RMB54.4 million (US$7.7 million) in the second quarter of 2020, compared to RMB78.7 million in the same period of 2019.

Gross profit was RMB22.2 million (US$3.1 million) in the second quarter of 2020, compared to RMB39.3 million in the same period of 2019.

Operating expenses were RMB99.4 million (US$14.1 million) in the second quarter of 2020, compared to RMB71.9 million in the same period of 2019. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the second quarter of 2020.

•                  Sales and marketing expenses were RMB39.0 million (US$5.5 million) in the second quarter of 2020, compared to RMB25.8 million in the same period of 2019. The increase was primarily attributable to an increase in share-based compensation expenses and promotion fees.

•                  General and administrative expenses were RMB50.9 million (US$7.2 million) in the second quarter of 2020, compared to RMB38.9 million in the same period of 2019. The increase was primarily attributable to an increase in the allowance for doubtful accounts and professional fees, and was partially offset by the decrease of share-based compensation expenses.

•                  Research and development expenses increased by 32.2% to RMB9.6 million (US$1.4 million) in the second quarter of 2020, compared to RMB7.2 million in the same period of 2019. The increase was primarily attributable to the increase in technology expenses related to technology procurement, device maintenance and testing.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB12.6 million (US$1.8 million) in the second quarter of 2020 and RMB27.9 million, which included the effect of re-designation of ordinary shares to convertible redeemable preferred shares, amounting to RMB26.8 million, in the same period of 2019.

Other expenses were RMB2.0 million (US$0.3 million) in the second quarter of 2020, compared to other income of RMB0.9 million in the same period of 2019, primarily attributable to the increase of share of loss from equity method investments.

Income tax expenses were RMB85 thousand (US$12 thousand) in the second quarter of 2020, compared to RMB0.2 million in the same period of 2019.

Net loss was RMB79.3 million (US$11.2 million) in the second quarter of 2020, compared to RMB31.9 million in the same period of 2019. Non-GAAP adjusted net loss6 was RMB66.7 million (US$9.4 million) in the second quarter of 2020, compared to RMB4.0 million in the same period of 2019.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB79.5 million (US$11.3 million) in the second quarter of 2020, compared to RMB183.5 million, which included the accretion on redeemable non-controlling interests, accretion and re-designation effect of convertible redeemable preferred shares in the same period of 2019.

Basic and diluted net loss per share were both RMB0.078 (US$0.011) in the second quarter of 2020, compared to RMB0.641 in the same period of 2019.

6  Non-GAAP adjusted net loss represents net loss excluding share-based compensation.

Certain Balance Sheet Items

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB197.9 million (US$28.0 million), compared to RMB264.2 million as of December 31, 2019.

First Six Months 2020 Financial Results

Total revenues were RMB141.9 million (US$20.1 million) in the first six months of 2020, compared to RMB201.9 million in the same period of 2019.

•                  Online advertising services revenues decreased by 34.1% to RMB52.4 million (US$7.4 million) in the first six months of 2020, from RMB79.5 million in the same period of 2019.

•                  Enterprise value-added services revenues decreased by 15.5% to RMB85.4 million (US$12.1 million) in the first six months of 2020, from RMB101.1 million in the same period of 2019.

•                  Subscription services revenues were RMB4.0 million (US$0.6 million) in the first six months of 2020, compared to RMB21.3 million in the same period of 2019.

Cost of revenues was RMB114.2 million (US$16.2 million) in the first six months of 2020, compared to RMB138.1 million in the same period of 2019.

Gross profit was RMB27.7 million (US$3.9 million) in the first six months of 2020, compared to RMB63.8 million in the same period of 2019.

Operating expenses were RMB202.2 million (US$28.6 million) in the first six months of 2020, compared to RMB113.7 million in the same period of 2019. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the first six months of 2020.

•                  Sales and marketing expenses increased by 48.2% to RMB73.9 million (US$10.5 million) in the first six months of 2020, compared to RMB49.9 million in the same period of 2019. The increase was primarily attributable to an increase in payroll-related expense, share-based compensation expenses and promotion expenses.

•                  General and administrative expenses were RMB110.2 million (US$15.6 million) in the first six months of 2020, compared to RMB46.8 million in the same period of 2019. The increase was primarily attributable to an increase in the allowance for doubtful accounts and professional fees, and was partially offset by the decrease of share-based compensation expenses.

•                  Research and development expenses increased by 6.9% to RMB18.1 million (US$2.6 million) in the first six months of 2020, compared to RMB16.9 million in the same period of 2019. The increase was primarily attributable to the increase of technology expenses related to technology procurement, device maintenance and testing, and was partially offset by the decrease of payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB25.6 million (US$3.6 million) in the first six months of 2020 and RMB29.1 million, which included the effect of re-designation of ordinary shares to convertible redeemable preferred shares, amounting to RMB26.8 million, in the same period of 2019.

Other expenses were RMB0.7 million (US$0.1 million) in the first six months of 2020, compared to other income of RMB2.3 million in the same period of 2019, primarily attributable to the increase of share of loss from equity method investments.

Income tax credit was RMB5 thousand (US$1 thousand) in the first six months of 2020, compared to RMB2.1 million in the same period of 2019.

Net loss was RMB175.2 million (US$24.8 million) in the first six months of 2020, compared to RMB45.5 million in the same period of 2019. Non-GAAP adjusted net loss7 was RMB149.6 million (US$21.2 million) in the first six months of 2020, compared to RMB16.4 million in the same period of 2019.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB174.9 million (US$24.8 million) in the first six months of 2020, compared to RMB313.5 million, which includes the accretion on redeemable non-controlling interests, accretion and re-designation effect of convertible redeemable preferred shares, in the same period of 2019.

Basic and diluted net loss per share were both RMB0.171 (US$0.024) in the first six months of 2020, compared to RMB1.054 in the same period of 2019.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its ADSs, each representing 25 Class A Ordinary Shares. As of June 30, 2020, the Company had repurchased approximately US$0.45 million of its ADSs under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 31, 2020 (8:00 PM Beijing/Hong Kong Time on August 31, 2020). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Second Quarter 2020 Earnings Conference Call
Registration Link:	https://s1.c-conf.com/diamondpass/10009739-invite.html

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, a passcode and a unique access PIN number, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 7, 2020, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10009739

7  Non-GAAP adjusted net loss represents net loss excluding share-based compensation.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	177,372	92,706	13,122
Restricted cash	505	8	1
Short-term investments	86,362	105,148	14,883
Accounts receivable, net	538,537	436,037	61,717
Receivables due from related parties	4,615	2,813	398
Prepayments and other current assets	41,852	33,846	4,791
Total current assets	849,243	670,558	94,912
Non-current assets:
Property and equipment, net	15,964	13,935	1,972
Intangible assets, net	356	336	48
Equity method investments	41,861	36,731	5,199
Deferred tax assets	3,391	3,534	500
Operating lease right-of-use assets, net*	—	34,788	4,924
Goodwill	—	1,395	197
Total non-current assets	61,572	90,719	12,840
Total assets	910,815	761,277	107,752

Liabilities
Current liabilities:
Accounts payable	139,336	145,932	20,655
Salary and welfare payables	50,721	37,348	5,286
Taxes payable	35,341	17,171	2,430
Deferred revenue	8,161	15,454	2,187
Amounts due to related parties	—	741	105
Accrued liabilities and other payables	33,308	14,994	2,124
Short-term lease liabilities*	—	16,229	2,297
Total current liabilities	266,867	247,869	35,084
Non-current liabilities:
Long-term lease liabilities*	—	18,460	2,613
Total non-current liabilities	—	18,460	2,613
Total liabilities	266,867	266,329	37,697

Shareholders’ equity
Ordinary shares	679	679	96
Treasury stock	(2,333)	(5,498)	(778)
Additional paid-in capital	2,000,267	2,027,013	286,905
Accumulated deficit	(1,358,350)	(1,533,205)	(217,011)
Accumulated other comprehensive loss	(3,054)	(909)	(129)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	488,080	69,083
Non-controlling interests	6,739	6,868	972
Total shareholders’ equity	643,948	494,948	70,055
Total liabilities and shareholders’ equity	910,815	761,277	107,752

*The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2020 on a modified retrospective basis. As a result, the Company recognized approximately RMB34.8 million of right-of-use assets, RMB16.2 million of short-term lease liabilities and RMB18.5 million of long-term lease liabilities, respectively, to the unaudited condensed consolidated balance sheet as of June 30, 2020. The adoption had no impact on the Company’s opening balances of accumulated deficit as of January 1, 2020.

36Kr Holdings Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended			Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	44,699	31,340	4,436	79,477	52,382	7,414
Enterprise value-added services	59,675	42,637	6,035	101,072	85,446	12,094
Subscription services	13,698	2,686	380	21,325	4,033	571
Total revenues	118,072	76,663	10,851	201,874	141,861	20,079
Cost of revenues	(78,727)	(54,423)	(7,703)	(138,120)	(114,172)	(16,160)
Gross profit	39,345	22,240	3,148	63,754	27,689	3,919
Operating expenses:
Sales and marketing expenses	(25,787)	(38,989)	(5,519)	(49,880)	(73,929)	(10,464)
General and administrative expenses	(38,894)	(50,870)	(7,200)	(46,849)	(110,194)	(15,597)
Research and development expenses	(7,240)	(9,572)	(1,355)	(16,948)	(18,120)	(2,565)
Total operating expenses	(71,921)	(99,431)	(14,074)	(113,677)	(202,243)	(28,626)
Loss from operations	(32,576)	(77,191)	(10,926)	(49,923)	(174,554)	(24,707)
Other income/(expenses):
Share of loss from equity method investments	—	(2,708)	(383)	—	(5,707)	(808)
Short-term investment income	874	341	48	2,381	486	69
Others, net	22	318	45	(63)	4,525	640
Loss before income tax	(31,680)	(79,240)	(11,216)	(47,605)	(175,250)	(24,806)
Income tax (expenses)/credit	(214)	(85)	(12)	2,107	5	1
Net loss	(31,894)	(79,325)	(11,228)	(45,498)	(175,245)	(24,805)
Accretion on redeemable non-controlling interests to redemption value	(169)	—	—	(331)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(151,526)	—	—	(241,011)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	(26,787)	—	—
Net loss/(income) attributable to non-controlling interests	136	(155)	(22)	136	390	55
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(183,453)	(79,480)	(11,250)	(313,491)	(174,855)	(24,750)

Net loss	(31,894)	(79,325)	(11,228)	(45,498)	(175,245)	(24,805)
Other comprehensive (loss) /income
Foreign currency translation adjustments	(30)	313	44	(3)	2,145	304
Total other comprehensive (loss) /income	(30)	313	44	(3)	2,145	304
Total comprehensive loss	(31,924)	(79,012)	(11,184)	(45,501)	(173,100)	(24,501)
Accretion on redeemable non-controlling interests to redemption value	(169)	—	—	(331)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(151,526)	—	—	(241,011)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	(26,787)	—	—
Net loss/(income) attributable to non-controlling interests	136	(155)	(22)	136	390	55
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(183,483)	(79,167)	(11,206)	(313,494)	(172,710)	(24,446)

Net loss per ordinary share (RMB)
Basic	(0.641)	(0.078)	(0.011)	(1.054)	(0.171)	(0.024)
Diluted	(0.641)	(0.078)	(0.011)	(1.054)	(0.171)	(0.024)
Net loss per ADS (RMB)
Basic	—	(1.946)	(0.275)	—	(4.280)	(0.606)
Diluted	—	(1.946)	(0.275)	—	(4.280)	(0.606)
Weighted average number of ordinary shares used in per share calculation
Basic	286,339,558	1,021,075,312	1,021,075,312	297,440,365	1,021,369,649	1,021,369,649
Diluted	286,339,558	1,021,075,312	1,021,075,312	297,440,365	1,021,369,649	1,021,369,649
Weighted average number of ADS used in per ADS calculation
Basic	—	40,843,012	40,843,012	—	40,854,786	40,854,786
Diluted	—	40,843,012	40,843,012	—	40,854,786	40,854,786

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net loss	(31,894)	(79,325)	(11,228)	(45,498)	(175,245)	(24,805)
Share-based compensation expenses	27,941	12,588	1,782	29,108	25,597	3,623
Non-GAAP adjusted net loss	(3,953)	(66,737)	(9,446)	(16,390)	(149,648)	(21,182)
Interest expenses/(income), net	43	(223)	(32)	46	(782)	(111)
Income tax expenses/(credit)	214	85	12	(2,107)	(5)	(1)
Depreciation and amortization expenses	959	1,334	189	1,915	2,564	363
Non-GAAP adjusted EBITDA	(2,737)	(65,541)	(9,277)	(16,536)	(147,871)	(20,931)